UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Compass, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

20464U100

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 20464U100

(1)	Names of reporting persons Robert Reffkin, L.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 17,380,487(1)(2)
	(6)	Shared voting power 9,536,111(1)(2)
	(7)	Sole dispositive power 17,380,487(1)(2)
	(8)	Shared dispositive power 9,536,111(1)(2)

(9)	Aggregate amount beneficially owned by each reporting person 26,916,598(1)(2)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 6.6%(2)(3)(4)
(12)	Type of reporting person (see instructions) IN

(1)

Consists of (i) 421,150 shares of Class A common stock held of record by Mr. Reffkin, (ii) 13,230,237 shares of Class C common stock held of record by Mr. Reffkin, (iii) 538,230 shares of Class A common stock subject to outstanding Restricted Stock Units (“RSUs”) held of record by Mr. Reffkin for which the service condition has been satisfied or would be satisfied within 60 days of December 31, 2021, (iv) 763,111 shares of Class A common stock held of record by Ruth Reffkin Family Trust, (v) 4,648,000 shares of Class A common stock held of record by 2021 Reffkin Remainder Interest Trust, (vi) 3,190,870 shares of Class A common stock held of record by Reffkin Investment II Corp and (vii) 4,125,000 shares of Class C common stock held of record by Reffkin Investment I Corp. The reporting person has shared voting and dispositive power over shares listed in (iv), (v) and (vii) above and sole voting and dispositive power over shares listed in (vi) above.

(2)

Each share of Class A common stock is entitled to one vote and each share of Class C common stock is entitled to twenty votes. Each share of Class C common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Restated Certificate of Incorporation. In addition, each share of Class C common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Restated Certificate of Incorporation.

(3)	The percent of class was calculated based on 391,800,670 shares of Class A common stock and 17,355,237 shares of Class C common stock outstanding as of December 31, 2021, as provided by the Issuer.
(4)

Based on the aggregate number of shares of Class A common stock and Class C common stock beneficially owned by the reporting person. The percentage reported does not reflect the twenty for one voting power of the Class C common stock. The 9,023,131 shares of Class A common stock, 17,355,237 shares of Class C common stock and 538,230 shares of Class C common stock (assuming shares of Class A common stock subject to outstanding RSUs converted into shares of Class C common stock upon issuance) beneficially owned by the reporting person represent 48.9% of the aggregate combined voting power of the Class A common stock and Class C common stock.

SCHEDULE 13G

Item 1(a)	Name of issuer: Compass, Inc.

Item 1(b)	Address of issuer’s principal executive offices: 90 Fifth Avenue, 3rd Floor, New York, New York, 10011

2(a) Name of person filing: Robert L. Reffkin.

2(b) Address or principal business office or, if none, residence: 90 Fifth Avenue, 3rd Floor, New York, New York, 10011

2(c) Citizenship: United States of America

2(d) Title of class of securities: Class A Common Stock

2(e) CUSIP No.: 20464U100

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 26,916,598(1)(2).

(b) Percent of class: 6.6%(2)(3)(4).

SCHEDULE 13G

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 17,380,487(1)(2).

(ii) Shared power to vote or to direct the vote 9,536,111(1)(2).

(iii) Sole power to dispose or to direct the disposition of 17,380,487(1)(2).

(iv) Shared power to dispose or to direct the disposition of 9,536,111(1)(2).

Footnotes for Item 4

(1)

Consists of (i) 421,150 shares of Class A common stock held of record by Mr. Reffkin, (ii) 13,230,237 shares of Class C common stock held of record by Mr. Reffkin, (iii) 538,230 shares of Class A common stock subject to outstanding RSUs held of record by Mr. Reffkin for which the service condition has been satisfied or would be satisfied within 60 days of December 31, 2021, (iv) 763,111 shares of Class A common stock held of record by Ruth Reffkin Family Trust, (v) 4,648,000 shares of Class A common stock held of record by 2021 Reffkin Remainder Interest Trust, (vi) 3,190,870 shares of Class A common stock held of record by Reffkin Investment II Corp and (vii) 4,125,000 shares of Class C common stock held of record by Reffkin Investment I Corp. The reporting person has shared voting and dispositive power over shares listed in (iv), (v) and (vii) above and sole voting and dispositive power over shares listed in (vi) above.

(2)

Each share of Class A common stock is entitled to one vote and each share of Class C common stock is entitled to twenty votes. Each share of Class C common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Restated Certificate of Incorporation. In addition, each share of Class C common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Restated Certificate of Incorporation.

(3)	The percent of class was calculated based on 391,800,670 shares of Class A common stock and 17,355,237 shares of Class C common stock outstanding as of December 31, 2021, as provided by the Issuer.

(4)

Based on the aggregate number of shares of Class A common stock and Class C common stock beneficially owned by the reporting person. The percentage reported does not reflect the twenty for one voting power of the Class C common stock. The 9,023,131 shares of Class A common stock, 17,355,237 shares of Class C common stock and 538,230 shares of Class C common stock (assuming shares of Class A common stock subject to outstanding RSUs converted into shares of Class C common stock upon issuance) beneficially owned by the reporting person represent 48.9% of the aggregate combined voting power of the Class A common stock and Class C common stock.

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications

Not Applicable

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2022	Signature:	/s/ Robert L. Reffkin
	Name:	Robert L. Reffkin